CONFORMED
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of October 26, 2009

BACHOCO INDUSTRIES
(Translation of Registrant’s name into English)

Avenida Tecnológico No. #401
38010 Celaya, Guanajuato
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒      Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Industrias Bachoco, S.A. de C.V.
(Registrant)

Date: October 26, 2009	By	/s/ Daniel Salazar Ferrer, CFO

Industrias Bachoco Announces Third Quarter 2009 Results

Celaya, Gto., Mexico, - October 26, 2009 - Industrias Bachoco S.A.B. de C.V. (“Bachoco” or “the Company”) (NYSE: IBA; BMV: Bachoco), Mexico’s leading producer and processor of poultry products, announced today its unaudited results for the third quarter and first nine months ended September 30, 2009. All figures have been prepared in accordance with Mexican GAAP. In line with the Mexican Accounting Principles, data is presented in nominal Mexican pesos.

Highlights:

•	During the quarter total sales increased 19.3% over the 3Q08.

•	The Company achieved a positive EBITDA margin of 3.6% compared with a negative result of 2.0% in the same year-ago quarter.

•	Prices increased across the board for all of Bachoco’s main business lines.

•
Earnings per ADS for the first nine months reached $1.36 USD compared to $0.48 USD for the same period of 2008. The result per ADS for 3Q09 even when negative at $0.08 USD was better than the same year-ago period.

CEO’s Comments:

Cristóbal Mondragón, Bachoco’s CEO, stated, “During the third quarter, the Mexican economy continued to slow down, affecting the purchasing power of Mexican consumers, and, consequently, we saw a weaker demand for our products when compared with the second quarter.

“In particular, the Mexican poultry industry was affected by higher raw materials costs, mainly those of soybean meal, following the trends in the commodity market. The slowdown in the economy did not allow us to fully transfer the costs increases to our products’ prices. In addition, it is worth noting that traditionally this quarter is the weakest of the year.

“Despite this condition, we managed to increase our total sales and were able to reach positive operating results. We continued implementing our growth plans through the integration of several business agreements reached during the quarter, with which we expect to strength our leadership position in the Mexican poultry industry.

“Finally, our financial position remained strong, we generated a good level cash and our indebtedness level remained low,” concluded Mr. Mondragón.

THIRD QUARTER 2009 RESULTS

Net Sales
Net sales for the third quarter amounted to Ps. 5,613.6 million, 19.3% above the Ps. 4,704.5 million reported in 3Q08. This increase was mainly driven by a 24.7% increase in chicken sales, 1.7% increase in table eggs sales, and 7.3% increase in swine sales, but was partially offset by a 2.7% decrease in balance feed sales.

Net sales	3Q09 (%)	3Q08 (%)
Chicken	79.2	75.8
Eggs	9.7	11.4
Balanced feed	6.5	7.9
Swine	1.0	1.1
Other lines	3.6	3.8
	100.00%	100.00%

Operating Results
Bachoco’s third quarter gross margin was 12.0%, higher than the 7.5% reached in the same quarter of 2008. The increase in the gross margin is attributed to the 16.0% increase in sale prices, which were partially offset by a 13.4% increase in the cost of sales.

The Company had an operating profit of Ps. 35.3 million, compared to an operating loss of Ps. 243.6 million in the same quarter of 2008. The operating margin for the third quarter of 2009 was 0.62%.

The EBITDA result was Ps. 200.7 million, compared with a negative EBITDA result reported in the same quarter last year of Ps. 92.7 million.

Taxes
Total taxes recognized for the third quarter were Ps. 11.8 million.

Comprehensive Financial Income (Cost)
The Company’s financial comprehensive cost was Ps. 27.9 million during the quarter, compared to a financial comprehensive cost of Ps. 235.5 million reported in the same last year’s quarter.

Net Majority Income (loss)
Net majority loss for the third quarter totaled Ps. 53.1 million, or Ps. 0.09 per share (US$0.08 per ADS), compared to a net majority loss of Ps. 100.3 million, or Ps. 0.17 per share (US$0.15 per ADS) reported in the same 2008 period.

RESULTS BY BUSINESS SEGMENT

Chicken
Sales of chicken products increased 24.7% as chicken prices rose 14.3% and the volume grew 9.1%. Even when the result was positive, this business line was sharply affected by the pressure of chicken prices, decreasing significantly from 2Q09, mainly due to a weaker demand in the industry.

Table Eggs
Demand for table egg products was strong; sales of table eggs increased by 1.7% during the third quarter as egg prices rose 2.5% from the previous year. The result was partially offset by a slight volume decrease of 0.8% directly attributed to an adjustment in the Company’s production.

Balanced Feed
Sales of balanced feed decreased by 2.7%, mainly due to a 9.1% increase in prices, which was partially offset by a 10.8% decrease in balance feed volume. This business line was directly affected by higher grain costs.

Swine
The swine business line was stable during the third quarter, swine sales rose 7.3% as a result of a 2.0% increase in swine prices and a 5.2% increase in swine volumes when compared to the same period of 2008.

Other Lines
Sales of other lines increased 13.8% when compared with 3Q08. The main products sold were by-product sales, such as poultry manure.

FIRST NINE MONTHS OF 2009
Net Sales
Net sales for the first nine months of 2009 amounted to Ps. 17,471.5 million, 21.0% above the Ps. 14,435.3 million reported in the same period of 2008. The increase was mainly driven by the 24.2% increase in chicken sales, 13.8% in table eggs sales, 15.3% in swine sales and 0.2% increase in balanced feed sales.

Net sales	Jan - Sep 2009 (%)	Jan -Sep 2008 (%)
Chicken	78.6	76.6
Eggs	10.0	10.7
Balanced feed	6.4	7.7
Swine	1.0	1.0
Other lines	4.0	4.0
	100.00%	100.00%

Operating Results
The Company’s gross margin for the first nine months of the year was 18.5% higher than 14.3% in the same 2008 period, and was mainly attributed to higher sales in all of our business lines, mainly for chicken and table eggs products. The Company’s operating profit was Ps. 1,388.7 million, which favorably compares to an operating profit of Ps. 312.3 million reached in the same period of 2008. EBITDA was Ps. 1,874.3 million, well above the Ps. 761.0 million recorded in the same last year’s period. EBITDA margin for the first nine months of 2009 was 10.7%.

Taxes
The Company recognized income taxes and deferred income taxes amounting to Ps. 223.9 million.

Net Majority Income
Net majority income for the first nine months of the year was Ps. 916.5 million, or Ps. 1.53 per share (US$1.36 per ADS), compared to net income of Ps. 324.9 million, or Ps. 0.54 per share (US$0.48 per ADS) reported in the same 2008 period.

Balance Sheet
Liquidity is solid with cash and cash equivalents amounting to Ps. 2,259.9 million as of September 30, 2009. The total debt outstanding was Ps. 1,048.8 million as of September 30, 2009.

Capital Expenditures
CAPEX during the first nine months of 2009 amounted to Ps.706.5 million.

Exhibits:
A.- Consolidated Balanced Sheets
B.- Consolidated Statement of Income
C.- Consolidated Statement Cash Flow
D.- Derivatives Position Report

Company Description
Industrias Bachoco S.A.B. de C.V. (also referred to in this report as Bachoco or the Company) is the largest poultry company in Mexico, with over 700 production and distribution facilities currently organized in nine complexes throughout the country. Bachoco’s main business lines are: chicken, eggs, and balanced feed, among others. The Company is also present in other businesses like swine, beef, margarine and turkey in Mexico. The Company’s headquarters are in Celaya, Guanajuato, located in Mexico’s central region. For more information, please visit Bachoco’s website at http://www.bachoco.com.mx or contact our IR department.

This press release contains certain forward-looking statements that are subject to a number of uncertainties, assumptions and risk factors that may influence its accuracy.  Actual results may differ.  Factors that could cause these projections to differ include, but are not limited to: supply and demand, industry competition, environmental risks, economic and financial market conditions in Mexico and operating cost estimates.  For more information regarding Bachoco and its outlook, please contact the Company’s Investor Relations Department.

Exhibit A: Consolidated Balance Sheets
Industrias Bachoco, S.A.B. de C.V.
Condensed Consolidated Balance Sheets

		Mexican Pesos
	U.S.D.	2009(2)		2008(2)
	2009(1)	As of September 30,		As of September 30,
ASSETS
Current assets
Cash and cash equivalents	$167	Ps	2,260	Ps	1,988
Total accounts receivable	99		1,331		1,129
Inventories	327		4,413		4,919
Other current assets	-		-		-
Total current assets	593		8,004		8,036
Net property, plant and equipment	811		10,949		10,717
Other non current assets	41		554		368
TOTAL ASSETS	$1,445	Ps	19,507	Ps	19,121

LIABILITIES
Current liabilities
Notes payable to banks	37		502		69
Accounts payable	93		1,255		1,184
Other taxes payable and other accruals	31		422		431
Total current liabilities	161		2,179		1,684
Long-term debt	41		547		63
Labor obligations	7		95		73
Deferred income taxes and others	143		1,932		2,465
Total long-term liabilities	191		2,574		2,601
TOTAL LIABILITIES	$352	Ps	4,753	Ps	4,286
STOCKHOLDERS' EQUITY
Majority stockholder's equity:
Capital stock	170		2,295		2,295
Paid-in capital	55		744		744
Reserve for repurchase of shares	12		159		159
Retained earnings	785		10,592		11,418
Net majority income of the year	68		917		325
Deficit from restatement of stockholder's equity	-		-		-
Derivate financial instruments	-		-		(150)
Total majority stockholder's equity	1,089		14,706		14,791
Minority interest	4		48		45
TOTAL STOCKHOLDERS' EQUITY	1,093		14,754		14,836
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,445	Ps	19,507	Ps	19,121
(1) For reference, in millions of U.S. dollars using an exchange rate of $13.50 as of September 30, 2009
(2) Millions of Mexican nominal pesos

Exhibit B: Consolidated Statement of Income

INDUSTRIAS BACHOCO, S.A.B. DE C.V.
Consolidated Statements of Income
-unaudited-

	THIRD QUARTER					FIRST NINE MONTHS OF YEAR
	U.S.D.	Mexican Pesos				U.S.D.		Mexican Pesos
	2009(1)	2009(2)		2008(2)		2009(1)		2009(2)		2008(2)

Net sales	$416	Ps	5,614	Ps	4,705	US	$1,294	Ps	17,472	Ps	14,435
Cost of sales	366		4,938		4,353		1,055		14,238		12,364
Gross profit (loss)	50		676		352		239		3,233		2,072
Selling, general and administrative expenses	47		641		595		137		1,844		1,759
Operating income (loss)	3		35		(244)		103		1,389		312
Comprehensive financing (cost) income	(2)		(28)		(235)		(10)		(134)		(252)
Interest income	2		33		(174)		8		107		(76)
Interest expense and financing expenses	(2)		(23)		(111)		(5)		(67)		(182)
Foreign exchange gain (loss), net	(1)		(18)		50		(3)		(37)		5
Other financial income (expense) net	(1)		(20)		-		(10)		(137)		-
Other income (expense) net	(5)		(70)		(33)		(8)		(106)		(27)
Income before income tax, asset tax	(5)		(63)		(512)		85		1,149		33
Total income taxes	(1)		(12)		(413)		17		224		(296)
Income tax, asset tax	2		21		(57)		5		72		69
Deferred income taxes	(2)		(33)		(356)		11		152		(365)
Net income	$(4)	Ps	(51)	Ps	(99)		69		925		329
Minority net income	0		2		2		1		9		4
Majority net income	(4)		(53)		(100)		68		917		325
weighted average shares outstanding (in thousands)	599,954		599,954		600,000		599,930		599,930		600,000
Net majority Income per share (in U.S.D per ADS)	(0.08)		(0.09)		(0.17)		1.36		1.53		0.54
(1) For reference, in millions of U.S. dollars using an exchange rate of $13.50 as of September 30, 2009
(2) Millions of Mexican nominal pesos

Exhibit C: Consolidated Statement of Cash Flows

Industrias Bachoco, S.A.B. de C.V.
Consolidated Statement of Cash Flows

		Mexican Pesos
	U.S.D.	2009(2)		2008(2)
	2009(1)	As of September 30,		As of September 30,

NET MAJORITY INCOME BEFORE INCOME TAX	$85	Ps.	1,149	Ps.	33
ITEMS THAT DO NOT REQUIRE CASH:	(18)		(237)		197
Other Items	(18)		(237)		197
ITEMS RELATING TO INVESTING ACTIVITIES:	34		455		434
Depreciation and others	36		486		449
Income (loss) on sale of plant and equipment	(2)		(22)		(10)
Other Items	(1)		(9)		(4)
ITEMS RELATING TO FINANCING ACTIVITIES:	11		151		106
Interest income (expense)	3		44		182
Other Items	8		107		(76)

NET CASH GENERATED FROM NET INCOME BEFORE TAXES	$112	Ps.	1,518	Ps.	770

CASH GENERATED OR USED IN THE OPERATION	(44)		(589)		(810)

Decrease (increase) in accounts receivable	12		163		78
Decrease (increase) in inventories	52		705		(1,155)
Increase (decrease) in accouts payable	(54)		(727)		19
Income taxes paid	(54)		(729)		248

NET CASH FLOW FROM FINANCING ACTIVITIES	$69	Ps.	929	Ps.	(40)

INVESTING ACTIVITIES

NET CASH FLOW FROM INVESTING ACTIVITIES	(61)		(821)		(667)
Acquisition of property, plant and equipment	(52)		(706)		(927)
Proceeds from sales of property plant and equipment	(1)		(17)		34
Other Items	(7)		(98)		225

CASH FLOW SURPLUS (REQUIREMENTS OF) TO BE USED IN FINANCING ACTIVITIES	$8	Ps.	108	Ps.	(707)

FINANCING ACTIVITIES

Net cash provided by financing activities:	13		180		(345)
Proceeds from loans	133		1,800		468
Principal payments on loans	(102)		(1,377)		(445)
Dividends paid	(19)		(250)		(236)
Other items	1		7		(132)

NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS	21		288		(1,052)

CASH AND INVESTMENTS AT THE BEGINNING OF YEAR	146		1,972		3,040

CASH AND INVESTMENTS AT END OF PERIOD	$167	Ps.	2,260	Ps.	1,988
(1) For reference, in millions of U.S. dollars using an exchange rate of $13.50 as of September 30, 2009
(2) Millions of Mexican nominal pesos

Exhibit D: Derivatives Position Report

Industrias Bachoco, S.A.B. de C.V.
Thousands of Mexican Pesos, as of September 30, 2009
Table 1

Type of Financial Instrument	Objective of	Notional		Value of the Related Commodity		Reasonable Value				Amounts	Guaranties
	The instrument			3Q-2009	2Q-2009		3Q-2009		2Q-2009	Due by Year	Required
Forwards, knock out forwards,	Hedge and		$1,384,290	$13.50	$13.17		$27,246	$	- 74,408
puts, collars and others under	negotiation
different amounts and conditions*

Corn Futures and	Hedge		$240,862	Corn of Dec and March, $3.4400 and	Corn of Sep and Dec, $3.5450 and		$-32,870	$	- 22,565
soybean meal Futures**				$3.5675 USD/bushel respectively.	$3.6725 USD/bushel respectively.						The deals
				Soybean meal of Dec and Jan	Soybean meal of Aug and Sep						consider the
				$285.5 and $282.7 USD/ton.	$374.30 and $339.30 USD/ton.					2009 and	possibility of
Options for corn***	Hedge		$699	Corn: $3.4400 USD/ per bushel	Corn: $3.5450 USD/ per bushel					2010	margin calls
	and			for Dec and $3.5675 for January	for Sep and $3.6725 for		$699		$84		but not
	negotiation			2010	December.						another kind
											of guaranty
Options for soybean meal****	Hedge	$	- 1,716	Soybean meal: $285.5 USD/per	Soybean meal: $374.30 USD/per
	and			ton for Dec and $282.7	ton for Aug and $314.3 and	$	- 1,716		$7,044
	negotiation			for January 2010.	$306.30 USD/ton for
					Oct and Dec respectively

None of the financial instruments exceed 5% of total assets as of September 30, 2009
* The 58.1% of the instruments will due in 2009 and the rest during the first half of 2010.
The notional value represents the net position as of September 30, 2009 at the exchange rate of Ps.13.50 per USD.
** The 99% of the instruments will be due in 2009
*** All the instruments will be due in 2009
**** The 38% of the instruments will be due in 2009
A negative value means an unfavorable effect for the Company

Industrias Bachoco, S.A.B. de C.V.
Thousands of Mexican Pesos, as of September 30, 2009
Table 2
Kind of Financial Instrument	Reasonable		Value of the Related Commodity			Effect on the	Effect on the
	Value As of		/reference value			Income	Cash Flow*****
	March 31		-3%	3%	5%	Statement	-3%		3%		5%
Forwards, knock out forwards,		$27,246	$13.10	$13.91	$14.18	Direct		$3,237		$62,584		$33,464
puts, collars and others under
different amounts and
conditions*
			-5%	5%	10%		-5%		5%		10%
Corn Futures and	-$	32,870	$3.27	$3.61	$3.78		-$	43,270	-$	22,470	-$	12,071
soybean meal Futures**			$271.23	$299.78	$314.05

Options for corn***		$699	$3.27	$3.61	$3.78	The effect will materialize as the inventory is consumed.		$1,756	-$	180	-$	386

Options for soybean meal****	-$	1,716	$271.23	$299.78	$314.05		-$	6,087		$2,655		$7,026
* The reference value is the exchange rate of the Mexican peso and USD, $13.50 pesos per USD as of September 30 of 2009.
** The reference value is the future in USD per bushel, here referenced to corn,
   $3.4400 for December and $285.5 USD/ton for December for Soybean meal.
*** The reference value is the future in USD per bushel, here referenced to corn for December 2009.
**** The reference value is the future in USD per ton, here referenced to Soybean meal for December 2009.
***** The company has credit lines with the majority of its counterparts, so that the effect in cash flow is lower than the amount shown